Goodwin Procter LLP

Counselors at Law

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Boston, MA 02109

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F: 617.523.1231

January 8, 2016

FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

BeiGene, Ltd.

c/o Mourant Ozannes Corporate Services (Cayman) Limited

94 Solaris Avenue, Camana Bay

Grand Cayman KY 1-1108

Cayman Islands

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Suzanne Hayes

RE:                          BeiGene, Ltd.
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-207459
CIK No. 0001651308

Dear Ms. Hayes:

Securities and Exchange Commission	Confidential Treatment Requested
January 8, 2016	by BeiGene, Ltd.
Page 2	BGNE-0002

This letter is being submitted on behalf of BeiGene, Ltd. (the “Company”) to supplementally provide the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with additional information with respect to the above-referenced Registration Statement that was originally filed with the Commission on October 16, 2015, as requested in the Staff’s letter dated September 24, 2015 addressed to Mr. John V. Oyler, Chief Executive Officer and Chairman of the Company (the “First Comment Letter”).  In this letter, we are responding only to comment number 12 of the First Comment Letter.

To assist the Staff of the Commission in the review of the Registration Statement, the Company advises the Staff that the underwriters of the initial public offering have communicated to the Company that they currently expect the proposed price range for the American Depositary Shares (“ADSs”), each representing [***] ordinary shares, par value $0.0001 per share, to be between $[***] to $[***] per ADS, which equates to $[***] to $[***] per ordinary share. The anticipated price range for this offering is based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly traded equity securities of generally comparable companies and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated price range, but could be lower or higher than this estimated price range.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with this offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Estimated Initial Public Offering Price

The estimated price range for this offering was determined with reference to several quantitative and qualitative factors. On January 7, 2016, the Company and the underwriters determined the estimated price range for this offering to be $[***] to $[***] per ADS, each representing [***] ordinary shares.  The estimated price range for this offering adjusted to reflect the ADS-to-ordinary share ratio is $[***] to $[***] per ordinary share.  In comparison, the Company’s Board of Directors (the “Board of Directors”) estimated the fair values of the Company’s ordinary shares to be $[***] per share as of June 30, 2015 and $[***] per share as of September 30, 2015, based in part upon third-party valuations of the Company’s ordinary shares.

In August 2015, the Company engaged a third-party valuation firm to assist it in determining the fair value of its ordinary shares as of June 30, 2015. This valuation was considered by the Board of Directors in its determination of the fair value of its ordinary shares for share options granted on July 1, 2015 and July 19, 2015. The valuation analysis was prepared using the option pricing method

Securities and Exchange Commission	Confidential Treatment Requested
January 8, 2016	by BeiGene, Ltd.
Page 3	BGNE-0003

(“OPM”) to allocate the invested capital’s value to the preferred shares and the ordinary shares. In determining the value of the invested capital, the discounted cash flow analysis was used based on the Company’s projected cash flows using management’s best estimate as of the valuation date and the discount rate of [***]%. The determination of the Company’s invested capital’s value requires complex and subjective judgments regarding the Company’s projected financial and operating results, the Company’s unique business risks, and the Company’s operating history and prospects at the time of valuation. For the OPM, the Company (1) estimated the time to liquidity as [***] years; (2) assumed volatility of [***]%, based on historical trading volatility for its publicly traded peer companies; and (3) used a risk-free rate of return of [***]%, based on a pro-rated U.S. Treasury yield curve. The comparable companies were selected based on a number of factors, including the similarity of their industry, business model, financial risk and stage of development to the Company.  As of June 30, 2015, the OPM indicated a fair value per series A preferred share of $[***], a fair value per series A-2 preferred share of $[***], and a fair value per ordinary share of $[***]. The Company then applied a discount for lack of marketability of [***]% to ordinary shares to derive a fair value per ordinary share of $[***].

In October 2015, the Company obtained a third-party valuation of its ordinary shares as of September 30, 2015 for financial reporting purposes. In determining the value of the invested capital, the discounted cash flow analysis was used based on the Company’s projected cash flows using management’s best estimate as of the valuation date and the discount rate of [***]%.  In allocating the invested capital’s value to the preferred shares and the ordinary shares, applied to address future uncertain liquidity events, a near-term initial public offering (“IPO”) scenario was explicitly applied via allocating the invested capital’s value to preferred shares and ordinary shares on a pari passu and as-if converted basis. The IPO scenario was considered due to the following circumstances and events occurring during the third quarter of 2015:

a)             The Company’s preparation for IPO formally commenced.

b)             Management and the Board of Directors formed a more reliable estimate regarding the timing and possibility for successfully achieving a near-term IPO.

c)              The uncertainty underlying the pricing for a near-term IPO decreased, as a result of the significant dependence on the Company’s invested capital value as of September 30, 2015, which was derived from the discounted cash flow analysis and was close to the amount implied by the qualified IPO valuation threshold specified in the preferred shares financing documents.

For the OPM scenario and IPO scenario, management and the Board of Directors determined that the probability of either scenario was [***]%. For the OPM, the Company (1) estimated the time to liquidity as [***] years; (2) assumed volatility of [***]%, based on historical trading volatility for its publicly traded peer companies; and (3) used a risk-free rate of return of [***]%, based on a pro-rated U.S. Treasury yield curve. As of September 30, 2015, the probability weighted OPM scenario and IPO scenario indicated value per series A preferred share of $[***], value per series A-2 preferred share of $[***], and value per ordinary share of $[***]. The Company then applied a discount for lack of marketability of [***]% to ordinary shares to derive a fair value per ordinary share of $[***].

Securities and Exchange Commission	Confidential Treatment Requested
January 8, 2016	by BeiGene, Ltd.
Page 4	BGNE-0004

The Company believes that the increase in the fair value of ordinary shares from $[***] per share as of June 30, 2015 to $[***] per share as of September 30, 2015 was primarily the result of the progresses in both clinical trials with rapidly expanding patient enrollment and the preparations for IPO. Also, the emerging clinical data provided early proof of principle for each of the Company’s clinical candidates during the third quarter of 2015.

The Company notes that, as is typical in initial public offerings, the price range for this offering was not derived using a formal determination of fair value, but was determined based upon discussions between the Company and the underwriters. Among the factors considered in setting the price range for this offering were the following:

•                  an analysis of the typical valuation ranges seen in recent IPOs for companies in the same industry as the Company;

•                  the general condition of the securities market and the recent market prices of, and the demand for, publicly traded equity securities of generally comparable companies to the Company;

•                  an assumption that there would be a receptive public trading market for biopharmaceutical companies such as the Company; and

•                  an assumption that there would be sufficient demand for the Company’s ADSs to support an offering of the size contemplated by the prospectus included in the Registration Statement.

In addition, the Company believes that the difference in value reflected between the midpoint of the estimated price range for this offering and the Board of Directors’ determination of the fair value of the Company’s ordinary shares on September 30, 2015 was primarily the result of the following circumstances and events occurring subsequent to September 30, 2015:

•                  Since September 30, 2015 , the Company continues to make excellent progress clinically with rapidly expanding patient enrollment across its four clinical programs. The emerging clinical data provide early proof of principle for each of the Company’s clinical candidates.

•                  For BGB-3111 (BTK inhibitor), the Company analyzed and presented updated clinical data at the American Society of Hematology meeting in December 2015 which was well received. At the conference, the current competitive landscape of the BTK inhibitor space also became more clear and increased the Company’s confidence in the profile of BGB-3111 which it believes is differentiated and potentially best-in-class.

Securities and Exchange Commission	Confidential Treatment Requested
January 8, 2016	by BeiGene, Ltd.
Page 5	BGNE-0005

•                  For BGB-A317 (PD-1 antibody), early safety and efficacy data emerged that suggest anti-tumor activity and favorable safety and tolerability to date.

•                  On December 31, 2015, the U.S. Food and Drug Administration completed its review of the Company’s Investigational New Drug (IND) application for the clinical development of BGB-A317, a humanized monoclonal antibody against the immune checkpoint receptor PD-1.

•                  The Company established and expanded its global clinical and manufacturing capabilities with the appointment of Dr. RuiRong Yuan as Chief Medical Officer and President, Global Clinical Research and Development in November 2015.

•                  On December 17, 2015, AstraZeneca announced the acquisition of a majority stake in Acerta, which has a BTK inhibitor (ACP-196, acalabrutinib) as its primary asset which has a somewhat similar profile as compared to BGB-3111 in improved selectivity and better target inhibition compared to the currently approved BTK inhibitor, ibrutinib. The transaction valued Acerta at approximately $5.7 billion. Market and investor feedback emerging over the course of the last three weeks indicates that this transaction significantly increased investor interest in the Company, set a favorable benchmark for its valuation and significantly improved the outlook of its IPO.

•                  The IPO price necessarily assumes that the IPO has occurred and that a public market for the Company’s ordinary shares has been created, and, therefore, it excludes any discount for lack of marketability of the Company’s ordinary shares, which was taken into account in the Board of Directors’ determination of the fair value of the Company’s ordinary shares.  In the September 30, 2015 third-party valuation, the discount for lack of marketability was [***]%.

•                  The Company’s convertible preferred shares have substantial economic rights and preferences superior to the Company’s ordinary shares. The IPO price assumes the conversion of the Company’s convertible preferred shares to ordinary shares upon the completion of this offering and the corresponding elimination of such superior economic rights and preferences.

•                  Furthermore, the actual IPO price could be lower than the estimated price range and pre-IPO ordinary shares are expected to be subject to a 180-day lock-up.

The Company respectfully requests that the Staff return to us this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.  We have provided a self-addressed stamped envelope for this purpose.  In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 (1992) for this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

Securities and Exchange Commission	Confidential Treatment Requested
January 8, 2016	by BeiGene, Ltd.
Page 6	BGNE-0006

***

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (212) 813-8853.

Sincerely,

/s/ Edwin O’Connor

Edwin O’Connor

cc:                                John V. Oyler, Chief Executive Officer and Chairman, BeiGene, Ltd.

Howard Liang, Chief Financial Officer and Chief Strategy Officer, BeiGene, Ltd.

Mitchell S. Bloom, Goodwin Procter LLP

Qing Nian, Goodwin Procter LLP